Exhibit 3

Registrant	Assets	Amount of Single Insured Bond
Columbia ETF Trust I	$1,065,192,946	$1,250,000
Columbia ETF Trust II	$298,326,589	$750,000
Columbia Funds Series Trust	$27,409,775,110	$2,500,000
Columbia Funds Series Trust I	$114,056,716,772	$2,500,000
Columbia Funds Series Trust II	$65,858,259,914	$2,500,000
Columbia Funds Variable Insurance Trust	$29,640,839,734	$2,500,000
Columbia Funds Variable Series Trust II	$115,190,428,922	$2,500,000